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                                                                  EXHIBIT (a)(8)









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Feb. 18, 1999

                                                           Contact: Danny Gibbs
                                                            Office: 704/373-6680
                                                24-hour media line: 704/382-8333

     (A teleconference is scheduled for 1 p.m. Eastern Standard Time today.
        Call Diane Savage at 704/382-8341 for the number and password.)

                          DUKE ENERGY ANNOUNCES INTENT
                       TO ACQUIRE CONTROL OF ENDESA-CHILE

Santiago, Chile -- Duke Energy (NYSE:DUK) today announced that it intends to make, through its wholly owned subsidiary, Duke Energy International (DEI), concurrent cash tender offers in the United States and Chile for shares of common stock ('Shares') and American Depository Shares ('ADSs') of Endesa-Chile that, in the aggregate, represent 51 percent of the outstanding Shares at 250 Chilean pesos per Share and 7,500 Chilean pesos per ADS (each representing 30 shares), in each case net to the seller in cash.

The United States tender offer ('the U.S. Offer') will be for Shares and ADSs of Endesa-Chile and will be open to U.S. and non-Chilean persons only. The Chilean offer will be for Shares only and will be structured as a 'remate,' a form of auction on the Santiago Stock Exchange (the 'Chilean Auction'). U.S. and non-Chilean persons may participate only in the U.S. Offer.

The maximum number of Shares and ADSs that Duke Energy will offer to purchase will be allocated as follows: (i) up to 3,680,947,436 Shares for the Chilean Auction, representing approximately 45 percent of the share capital of Endesa-Chile, and (ii) up to 501,947,400 Shares (including those purchased in the form of ADSs) for the U.S. Offer representing approximately 6 percent of the share capital of Endesa-Chile.

The purpose of the Offers is to acquire control (including majority representation on the board of directors) of, and majority of the equity interest in, Endesa-Chile.

The Offers will be conditional upon, among other things, shareholder approval and effectiveness under applicable Chilean law of an amendment to Endesa-Chile's bylaws increasing the percentage of Endesa-Chile Shares that may be owned and voted by a single shareholder (or group of shareholders), from 26 percent to 65 percent of the outstanding Shares of Endesa-Chile.

Duke Energy intends to file a Schedule 14D-1 for the U.S. Offer with the U.S. Securities and Exchange Commission. Copies of the U.S. Offer to Purchase will be mailed to U.S. and non-Chilean shareholders and copies of a Spanish translation of the Schedule 14D-1 (including the U.S. Offer to Purchase), the Chilean notice of intent to acquire control of Endesa-Chile (in Spanish) and a notice describing the terms and conditions of the Chilean Auction (in Spanish) will be mailed to Chilean shareholders.

'This acquisition will establish Duke Energy as the premier player in one of the largest and most dynamic energy markets in the world,' said Bruce Williamson, president and chief executive officer of Duke Energy International. 'Together, Endesa-Chile and Duke Energy would become the first truly regional power generation and energy trading and marketing force in Latin America, creating an unparalleled basis for future growth across all forms of energy in the region. We are also looking forward to working with the very talented management team of Endesa-Chile who has a proven track record.'

Duke Energy (NYSE:DUK) is a global energy company with more than $26 billion in assets. Headquartered in Charlotte, N.C., the company reaches into more than 50 countries, producing energy, transporting energy, marketing energy and providing energy services. In the United States, Duke Energy companies provide electric service to approximately two million customers in North Carolina and South Carolina; operate interstate pipelines that deliver natural gas to various regions of the country; and are leading marketers of electricity, natural gas and natural gas liquids. Additional information about the company is available on the Internet at: www.duke-energy.com.


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